EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 28, 2012 and for the quarters ended May 19, 2012 and May 21, 2011.

	May 19,	May 21,	January 28,	January 29,	January 30,	January31,	February 2,
	2012	2011	2012	2011	2010	2009	2008
	(16 weeks)	(16 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$673	$673	$843	$1,734	$589	$1,967	$1,888
Fixed charges	251	249	794	826	881	872	855
Capitalized interest	(1)	(2)	(6)	(7)	(10)	(11)	(14)

Pre-tax earnings before fixed charges	$923	$920	$1,631	$2,553	$1,460	$2,828	$2,729

Fixed charges:
Interest	$142	$140	$441	$455	$512	$496	$488
Portion of rental payments deemed to be interest	109	109	353	371	369	376	367

Total fixed charges	$251	$249	$794	$826	$881	$872	$855

Ratio of earnings to fixed charges	3.7	3.7	2.1	3.1	1.7	3.2	3.2